Mail Stop 7010




February 16, 2006


Via U.S. mail and facsimile

Mr. William Iversen
President
Edgemont Resources Corp.
112 - 2906 West Broadway
Vancouver, B.C., Canada V6K2G8


Re: 	Edgemont Resources Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 9, 2006
File No. 333-130586


Dear Mr. Iversen:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 8

1. We note the disclosure in the second paragraph of risk factor one that the total costs to implement your exploration program will be approximately $619,300. The amount does not reconcile with the disclosure in the new table on page 46. Please revise accordingly.

Use of Proceeds, page 17

2. Please disclose in the Plan of Operation section your response to
comment 19 of our letter dated January 17, 2006, as the
information
regarding how you are using the prior proceeds in your business operations appears to be material.
Directors, Executive Officers, Promoters and Control Persons, page
24

3. We read your response to comment 26 of our letter dated January 17, 2006 with respect to Mr. Iverson`s financial background. Please add risk factor disclosure discussing the risks associated with Mr.
Iverson`s lack of accounting or finance training. In this regard, we note that Mr. Iverson will be required to provide the certifications of a principal financial officer under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

Statement of Cash Flows, page F-4

4. Please revise your statement of cash flows to fully comply with SFAS 95. In this regard, please also address the following items:

* The line item containing ($325) is not labeled. We assume this represents "net cash used in operations." Please appropriately label this line item.

* The total of cash flows from financing activities contains additional figures that should be deleted.

* Delete the second occurrences of "cash flows from financing activities" and "issuance of common stock."

Item 26. Recent Sales of Unregistered Securities, page 55

5. We read your supplemental response to comment 50 of our letter dated January 17, 2006. Please advise us as to the relationship between your company and/or Mr. Iverson and each of Richard Green, Cameron Gustafson, Ronald Johnson, Susan Morse, Jennifer Murdoch, and
Kathleen Smith. Please also advise us as to the terms of any arrangements with these individuals.

6. We read your response to comment 51 of our letter dated January 17, 2006 and, in particular, note the statement in the second last sentence. Please advise us as to how you evaluated the viability of your company as suitable for sale.

Exhibit 23.1 - Independent Auditors` Consent

7. Please provide an updated consent from your independent auditors.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, Anne McConnell, Senior Staff Accountant, at
(202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,


Jennifer Hardy
Legal Branch Chief

cc:	Ms. Kyleen E. Cane
Cane Clark LLP
3273 East Warm Springs Rd.
Las Vegas, NV 89120
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Mr. William Iversen
Edgemont Resources Corp.
February 16, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE